SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WILL APPEAL OFT "OUT OF TIME" RULING TO SUPREME COURT

Ryanair, Europe's only ultra low cost airline, today (22 May) confirmed that it had instructed its lawyers to immediately file a UK Supreme Court Appeal of today's Court of Appeal rejection of Ryanair's claim that the UK OFT is "out of time" to investigate Ryanair's 6 year old 29% minority stake in Aer Lingus plc.

Ryanair re-iterated that when the EU Commission prohibited Ryanair's takeover offer for Aer Lingus in June 2007, the Commission confirmed that Ryanair could not be forced to sell its 29% minority stake, since Ryanair did not have de facto or de jure control of Aer Lingus.  Ryanair's lawyers will immediately apply to appeal today's ruling to the UK Supreme Court and will be seeking a suspension of any OFT investigation pending an outcome of this Supreme Court appeal.

For further information please contact:
Stephen McNamara                       Joe Carmody
Ryanair Ltd                                     Edelman
Tel: +353-1-8121212                    Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 May, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary